Irene Barberena-Meissner
Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

March 26, 2026

Re:	TerraCycle US Inc.
Offering Statement on Form 1-A/A
Filed March 20, 2026

Dear Ms. Barberena-Meissner,

On behalf of TerraCycle US Inc. I hereby request qualification of the above-referenced offering statement at 10:00 am, Eastern Time, on Monday, March 30, 2026, or as soon thereafter as is practicable.

Sincerely,

/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
TerraCycle US Inc.

cc: Jamie Ostrow, CrowdCheck Law LLP